July 25, 2014

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549

Re:	Gold Standard Ventures Corp. ("GSV") Registration Statement on Form F-3 Filed on June 13, 2014 File No. 333-196751

Ladies and Gentlemen:

This letter responds to the comment set forth below in bold in the July 24, 2014 letter (the “SEC Comment Letter”) from John Reynolds, Assistant Director in the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), relating to the above-captioned registration statement (the "Registration Statement").

1.
We note your response to prior comments 1 and 2 and your analysis under Rule 168 of the 1933 Act. Please advise us why you believe your recent investor presentations, interviews, reports and similar publications meet the requirements of Rule 168(d).  Additionally, with respect to the statement that the disclosures relate to factual business information, please address the last question and answer from the May 21, 2014 interview, in which the CEO refers to “the best exploration and mining jurisdictions in the world,” “phenomenal world-class exploration team” and “rare and unique opportunity” when discussing why “an investor should take a look at Gold Standard Ventures.”

Response:  We believe that our various investor presentations, interviews, reports and similar publications (collectively, the “Publications”) over the years, including our recent Publications, consisted of factual information and were disseminated in the ordinary course of business consistent with past practice.  Moreover, the timing, manner and form of information in our recent Publications is consistent, in all material respects, with similar past Publications.  To complete the Rule 168(d) analysis, we are neither an investment company nor a business development company, as defined in the Investment Company Act of 1940.

Our Publications consist of our public filings, press releases and presentations and other investor information regularly publicly disseminated and posted on our website.  The investor presentation and fact sheet on our website are updated monthly, and more frequently if  a material event has occurred.  We began maintaining the investor portion of our website in 2011 at or about the time we became an Exchange Act reporting “foreign private issuer” and we update  it regularly.  We are subject to, and comply with, the disclosure rules of the NYSE MKT and the TSX Venture Exchange with respect to material information, in addition to the mandatory filings with the SEC and Canadian securities regulatory authorities. Company representatives also attend industry conferences on a regular basis and have, on occasion, presented at such conferences.

However, the Company does not issue separate investment reports about itself.  For at least the past 18 months, several analysts have followed us, contacting management periodically, usually after the issuance of particular press releases or the filing of certain periodic reports on EDGAR or SEDAR.  As described in our prior response letters, during the spring of 2014 we had two significant events. First, our March acquisition of the Pinion gold deposit and then in May our agreement to sell our non-core exploration assets.  Following customary practices and regulatory requirements, we reported these event in our Form 20-F and Form 6-Ks filed with the SEC and in press releases and Canadian material change reports, and posted those filings on our website.  The events generated increased analyst interest in the Company resulting in several newsletters about us being published.  We had no control over the timing or the content of the newsletters other than as expressed in our July 15 response letter. We also expressed in that letter that the third party newsletters should not be deemed “by or on behalf of” us as an issuer.

The comment in the SEC Comment Letter also asks us to relate the disclosures attributable to the undersigned in the last question in the May 21, 2014 article of The Gold Report on the Company to factual business information on the Company.  That question, as well as the three quoted statements in the SEC Comment Letter taken from the article, have to be put in their context.  The article was a five page Q&A with all questions other than the last one seeking factual explanations about our properties and drilling program.  None of the answers covered our securities, the trading markets or future securities offerings by us.  The last question sought three reasons why an investor should take a look at us.  I felt the question was seeking a personal summary statement and conclusion to the interview, based upon what I had previously expressed.  Again, there were no predictions or estimates, no non-public information, but simply what the CEO of a public company would say in concluding a presentation on his company.  It would be a rare situation when a CEO would express that his company may not be an “opportunity” to some investor.

Moreover, the three quoted statements in the SEC Comment Letter are selectively cited, and when read in full convey a different impression to a reader.  The first quote from the SEC Comment Letter is “the best exploration and mining jurisdictions in the world,”. However, the full quote is “It's [Nevada] one of the best exploration and mining jurisdictions in the world.”.  The quote then briefly outlines various advantages of mining in Nevada.    As independent support for the factual nature of this statement, we refer you to the  2013 Annual Survey of Mining Companies published by The Fraser Institute wherein Nevada is ranked as the 8th best mining jurisdiction in the world (Nevada has achieved a top ten ranking in each of the last five surveys), and stated to produce approximately 75% of the annual total U.S gold mining production, see Exhibits A and B attached hereto.

2

The second quoted statement “phenomenal world-class exploration team” comes from the sentence reading “Last, we have a phenomenal world-class exploration team you typically would not find in a junior.”  We are contrasting our exploration team to the type of team common to  junior exploration companies, and not to every mining company.  Moreover, we truly believe that our geologists, mining engineers and consultants possess extensive exploration mining knowledge and experience (particularly as it relates to Nevada and Carlin type mineral deposits) and have provided high level service to us.  Our public reports highlight their backgrounds as we want to show their considerable education and work experience.

The third quoted statement “rare and unique opportunity” is part of the concluding sentence of “Putting all of those characteristics into a junior is a rare and unique opportunity.”  That sentence was predicated upon my prior answers in The Gold Report article and simply states that, considering all of our characteristic as a whole, Gold Standard is unique amongst junior exploration companies.  In answering the questions my primary intention was to provide factual answers to items we previously publicly disclosed.

Over the past few weeks we have expeditiously responded to the SEC staff comments relating to the Registration Statement, particularly our activities and reports about us during the 30 days prior to filing the Registration Statement.  We believe that the background facts described in all of our response letters clearly exhibit that we did not take steps to “condition the market” or “gun jump” the filing of the Registration Statement nor engage in any offering related activities. Our reports and communications were of factual business information and consistent with our prior reporting practice.  We should not be faulted or penalized because our business steps in early 2014 attracted analyst attention to us.  At no time did we mention to the analysts or others outside of the Company and its advisers the intention to file the Registration Statement.  As a mineral exploration company with need for working capital for exploration and drilling and without operating revenues, we obtain funds through periodic public and private financings.  This fact of need for funds and the risk of future financings is prominently set forth in our public filings.  We had closed a private placement in early March 2014.  The next financing would be in the summer, either private or public.  The Registration Statement was a shelf, for unspecified number of common shares, warrants, share purchase contracts, subscription receipts and/or units.  Nothing specific was being offered to investors.

We request that the SEC staff permit us to file an acceleration request permitting the Registration Statement to be declared effective at the earliest practical date.  Even assuming the analyst reports had some effect in conditioning the market for the Company’s securities, whatever that effect may have been, it has undoubtedly dissipated during the more than 40 days since we initially filed the Registration Statement.

Our U.S. securities counsel Bruce A. Rich and I are available to discuss with the Commission staff any questions to our responses in this letter and also what steps can be taken to continue the processing of the Registration Statement toward an effective date.

Very truly yours, GOLD STANDARD VENTURES CORP.

By:	/s/ Jonathan Awde
Name: Jonathan Awde
Title: President and CEO

3

Exhibit A

EXHIBIT A

FRASER INSTITUTE ANNUAL

Survey of Mining Companies 2013

by Alana Wilson and Miguel Cervantes

Survey Director: Kenneth P. Green

40 YEARS 1974 - 2014 FRASER INSTITUTE

About The Fraser Institute

The Fraser Institute's vision is a free and prosperous world where individuals benefit from greater choice, competitive markets, and personal responsibility. Our mission is to measure, study, and communicate the impact of competitive markets and government interventions on the welfare of individuals.

Founded in 1974, we are an independent research and educational organization with locations throughout North America, and international partners in over 80 countries. Our work is financed by tax-deductible contributions from thousands of individuals, organizations, and foundations. In order to protect its independence, the Institute does not accept grants from government or contracts for research.

Media

For media inquiries, please contact our Communications Department telephone: 604.714.4582; e-mail: communications@fraserinstitute.org

Disclaimer

The coordinators of this survey have worked independently and opinions expressed by them are, therefore, their own, and do not necessarily reflect the opinions of the supporters, trustees, or other staff of the Fraser Institute. This publication in no way implies that the Fraser Institute, its trustees, or staff are in favor of, or oppose the passage of, any bill; or that they support or oppose any particular political party or candidate.

Copyright

Copyright © 2014 by the Fraser Institute. All rights reserved. No part of this publication may be reproduced in any manner whatsoever without written permission except in the case of brief passages quoted in critical articles and reviews.

Date of issue

March 2014

Editing, design, and production

Kristin McCahon

Cover design

Bill Ray

Cover images: Worker © luislouro, Depositphotos; Zeche Zollverein in Essen © mic1805, Depositphotos

For additional copies of this survey, or for copies of previous years' surveys, please call:
The Fraser Institute, 4th Floor, 1770 Burrard Street, Vancouver, BC, Canada V6J 3G7
Phone: (604) 688-0221, ext. 580; call toll-free: 1-800-665-3558, ext. 580; or e-mail sales@fraserinstitute.org

Printed and bound in Canada.

Executive summary—2013 mining survey

This report presents the results of the Fraser Institute's 2013 annual survey of mining and exploration companies. The survey is an attempt to assess how mineral endowments and public policy factors such as taxation and regulatory uncertainty affect exploration investment. The survey was circulated electronically to over 4,100 individuals between September 17th and December 1st 2013. Survey responses have been tallied to rank provinces, states, and countries according to the extent that public policy factors encourage or discourage investment. Total exploration budgets reported by companies participating in the mining survey were US $4.6 billion in 2012 and US $3.4 billion in 2013.

A total of 690 responses were received for the survey, providing sufficient data to evaluate 112 jurisdictions. By way of comparison, 96 jurisdictions were evaluated in 2012/2013, 93 in 2011/2012, 79 in 2010/2011, and 72 in 2009/2010. Jurisdictions are evaluated on every continent except Antarctica, including sub-national jurisdictions in Canada, Australia, the United States, and Argentina. Included in this year's report for the first time are: Angola, Eritrea, Ethiopia, Fiji, France, Ivory Coast, Kenya, Liberia, Malaysia, Mozambique, Myanmar, Nicaragua, Nigeria, Portugal, Saudi Arabia, Sierra Leone, Thailand, and Uruguay. There were also a number of jurisdictions included in the survey questionnaire that are not included in this report because their results did not meet the minimum threshold of 10 completed responses.

Policy Perception Index: A "report card" to governments on the attractiveness of their mining policies

While geologic and economic considerations are important factors in mineral exploration, a region's policy climate is also an important investment consideration. The Policy Perception Index (PPI), referred to in previous surveys as the Policy Potential Index, is a composite index, measuring the overall policy attractiveness of the 112 jurisdictions in the survey. The index is composed of survey responses to policy factors that affect investment decisions. Policy factors examined include uncertainty concerning the administration of current regulations, environmental regulations, regulatory duplication, the legal system and taxation regime, uncertainty concerning protected areas and disputed land claims, infrastructure, socioeconomic and community development conditions, trade barriers, political stability, labour regulations, quality of the geological database, security, and labor and skills availability. The PPI is normalized to a maximum score of 100.

The top

No nation scored first in all categories. Sweden had the highest PPI score of 95.2 (see figure 1). Along with Sweden, the top 10 ranked jurisdictions are Finland, Alberta, Ireland, Wyoming, Western Australia, New Brunswick, Nevada, Newfoundland &

2013 Survey of Mining Companies 5

Figure 1: Policy Perception Index

Zambia
Panama
Poland
Vietnam
Argentina: Jujuy
Tanzania
India
South Africa
Brazil
Liberia
Myanmar
Guyana
Malaysia
Mali
Colombia
Niger
Fiji
Suriname
Nigeria
Mozambique
Guinea (Conakry)
Ethiopia
Kenya
Nicaragua
Saudi Arabia
Uruguay
Argentina: Santa Cruz
Papua New Guinea
DRC (Congo)
Romania
Kazakhstan
China
Greece
Argentina: Rio Negro
Russia
Ecuador
Argentina: Chubut
Guatemala
Laos
Sierra Leone
Dominican Republic
Argentina:Catamarca
Bolivia
Mongolia
Honduras
Argentina: Neuquen
Madagascar
Indonesia
Ivory Coast
Zimbabwe
Argentina: Mendoza
Angola
Argentina: La Rioja
Philippines
Venezuela
Kyrgyzstan
0
20
40
60
80
100
Sweden
Finland
Alberta
Ireland
Wyoming
Western Australia
New Brunswick
Nevada
Newfoundland & Labrador
Norway
South Australia
Saskatchewan
Northern Territory
New Zealand
Minnesota
Utah
Michigan
France
Yukon
Arizona
Alaska
Quebec
Greenland
Queensland
Botswana
Manitoba
Tasmania
Ontario
Nova Scotia
Chile
Idaho
British Columbia
Victoria
Namibia
French Guiana
Montana
Turkey
Colorado
New South Wales
New Mexico
Argentina: Salta
Portugal
Ghana
Nunavut
Spain
Burkina Faso
Northwest Territories
Mexico
Bulgaria
Thailand
California
Eritrea
Washington
Argentina: San Juan
Serbia
Peru
0
20
40
60
80
100

6

www.fraserinstitute.org

Table 1: Policy Perception Index

		Score					Rank				
		2013	2012/ 2013	2011/ 2012	2010/ 2011	2009/ 2010	2013	2012/ 2013	2011/ 2012	2010/ 2011	2009/ 2010
Canada	Alberta	93.4	92.6	91.5	90.4	89.9	3 /112	3/96	3/93	1/79	4/72
	British Columbia	69.0	63.6	62.5	54.4	48.7	32/112	31/96	31/93	36/79	38/72
	Manitoba	74.0	73.4	74.6	80.3	76.8	26/112	21/96	20/93	9/79	9/72
	New Brunswick	90.0	90.8	95.0	67.3	94.1	7/112	4/96	1/93	23/79	2/72
	Nfld. & Labrador	86.3	76.8	77.0	74.6	78.3	9/112	18/96	16/93	13/79	8/72
	NWT	57.5	63.7	50.4	40.2	40.0	47/112	29/96	48/93	52/79	50/72
	Nova Scotia	71.5	81.8	77.1	68.6	72.6	29/112	12/96	15/93	19/79	15/72
	Nunavut	60.4	59.9	58.5	47.6	45.0	44/112	37/96	36/93	44/79	43/72
	Ontario	73.1	78.3	79.4	68.7	66.2	28/112	16/96	13/93	18/79	22/72
	Quebec	75.6	81.9	89.0	86.5	96.7	21/112	11/96	5/93	4/79	1/72
	Saskatchewan	82.3	81.6	88.9	87.5	81.6	12/112	13/96	6/93	3/79	6/72
	Yukon	76.4	83.8	83.0	73.0	73.9	19/112	8/96	10/93	15/79	11/72
USA	Alaska	75.6	75.5	67.5	67.6	71.7	22/112	19/96	25/93	21/79	18/72
	Arizona	76.2	64.2	65.5	65.9	62.8	20/112	28/96	29/93	25/79	25/72
	California	51.2	45.3	45.8	35.1	22.6	51/112	56/96	51/93	56/79	63/72
	Colorado	64.8	61.9	60.5	47.0	32.6	38/112	34/96	33/93	46/79	54/72
	Idaho	70.0	61.6	66.8	55.7	55.4	31/112	35/96	26/93	33/79	32/72
	Michigan	77.8	62.3	72.2	47.9	60.2	17/112	33/96	23/93	42/79	26/72
	Minnesota	79.3	58.1	72.6	47.3	33.5	15/112	40/96	22/93	45/79	53/72
	Montana	66.0	55.9	54.0	40.8	44.0	36/112	46/96	40/93	50/79	46/72
	Nevada	87.7	85.3	84.5	89.3	88.8	8/112	7/96	8/93	2/79	5/72
	New Mexico	64.5	56.2	54.0	55.0	45.9	40/112	45/96	41/93	34/79	41/72
	Utah	78.1	83.8	72.9	85.1	72.6	16/112	9/96	21/93	6/79	15/72
	Washington	49.8	55.7	55.1	34.4	31.8	53/112	47/96	39/93	59/79	55/72
	Wyoming	92.6	90.1	89.6	77.8	73.1	5/112	5/96	4/93	10/79	13/72
Australia	New South Wales	64.7	56.4	62.4	68.2	66.6	39/112	44/96	32/93	20/79	20/72
	Northern Territory	81.8	68.5	81.5	62.2	73.0	13/112	22/96	11/93	27/79	14/72
	Queensland	74.3	62.8	65.5	52.8	62.9	24/112	32/96	28/93	38/79	24/72
	South Australia	82.9	75.5	75.3	75.9	75.9	11/112	20/96	19/93	11/79	10/72
	Tasmania	73.4	54.1	64.8	61.3	65.9	27/112	49/96	30/93	28/79	23/72
	Victoria	68.8	66.0	52.1	56.9	57.0	33/112	24/96	44/93	31/79	30/72
	Western Australia	90.3	79.3	81.5	70.6	67.1	6/112	15/96	12/93	17/79	19/72
Oceania	Fiji	31.0	*	*	*	*	73/112	*	*	*	*
	Indonesia	15.3	9.4	13.5	22.5	24.7	104/112	96/96	85/93	70/79	62/72
	Malaysia	37.3	*	*	*	*	69/112	*	*	*	*
	New Zealand	81.0	65.1	65.7	63.4	55.1	14/112	26/96	27/93	26/79	33/72
	Papua New Guinea	24.7	26.1	34.3	29.6	31.2	84/112	77/96	66/93	64/79	56/72
	Philippines	9.5	14.0	13.0	27.3	14.0	110/112	88/96	88/93	66/79	70/72

continued next page ...

2013 Survey of Mining Companies 7

Exhibit B

2013 U.S. gold production down 128,602 oz - USGS - GOLD NEWS - Mineweb.com Mi... Page 1 of 3

EXHIBIT B

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GOLD NEWS

2013 U.S. gold production down 128,602 oz - USGS

Domestic gold mine production in 2013 was estimated to be about 227 tonnes, down 3% with an estimated value of $10.2 billion, according to the U.S. Geological Survey.

Author: Dorothy Kosich
Posted: Monday , 17 Mar 2014

RENO (MINEWEB) -

Preliminary 2013 annual U.S. gold production was 231,000 kilograms (7,426,822 troy ounces), down 4,000 kg (128,602 troy ounces) from 235,000 kg (7,555,425 troy ounces) from full-year 2012, the U.S. Geological Survey recently reported.

Gold was produced at about 50 lode mines, a few larger placer mines (all in Alaska) and numerous smaller placer mines in Alaska and in the western states. The USGS estimated that 1,140 persons were directly employed in U.S. gold mining, down from 1,673 persons in 2012.

Commercial-grade fine gold came from about 24 producers, the USGS estimated.

Estimated domestic uses were electrical and electronics, 38%; jewelry, 36%; official coins, 19%; dental, 55; other, 2%, said the agency.

Sprott Gold Miners ETF
SGDM
Based on an Innovative
Gold Miners Index

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2013 U.S. gold production down 128,602 oz - USGS - GOLD NEWS - Mineweb.com Mi... Page 2 of 3

The state of Nevada, which led U.S. gold output, reported 172,000 kg (5,529,928 oz) of gold production last year, down from 175,000 kg (5,626,380 oz) in 2012.

Alaska reported 30,600 kg (983,812 oz) of production in 2013, up from 27,700 kg (890,575 oz) in 2012. Other states including Arizona, California, Colorado, Idaho, Montana, New Mexico, South Dakota, Utah and Washington reported a combined production of 28,000 kg (900,220 oz) last year, down from 31,400 kg (1,009,533 oz) in 2012.

For November 2013, total U.S. gold production was 19,000 kg (639,799 oz), while total gold output was 21,400 kg (688,025 oz) in December 2013, the USGS reported.

The USGS noted that average daily gold production for U.S. mines was 641 kg (20,608 oz) for all of last year. Average daily gold production was 662 kg (21,283 oz) in November 2013 and 689 kg (22,151 oz) in December 2013.

In 2013, worldwide gold production increased by 3% from 2,690 metric tons to 2,770 metric tons due to increases in production from Brazil, Canada, China, the Dominican Republic, and Russia, "which more than offset production decreases in Peru, Tanzania, South Africa, and the United States," said the agency. "Gold production in China continued to increase, and the country remain the leading gold producing-nation, followed by Australia, the United States, Russia, Peru, and South Africa."

"Domestic and global jewelry consumption increased because of the low price of gold and improved economic environment," said the USGS. "Gold employed in other industrial uses was relatively unchanged."

The agency estimated a combined 54,000 metric tons of gold reserves exist globally.

"An assessment of U.S. gold resources indicated 33,000 tons of gold in identified (15,000 tons) and undiscovered (18,000 tons) resources," said the USGS. "Nearly one-quarter of the gold in undiscovered resources was estimated to be contained in porphyry copper deposits. The gold resources in the United States, however, are only a small portion of global gold resources."

Topics: U.S. GOLD MINING, GLOBAL GOLD MINING, U.S. GOLD PRODUCTION, GOLD RESERVES, U.S. GEOLOGICAL SURVEY

About Dorothy Kosich

A veteran mining journalist, Dorothy Kosich, MA, MPA, brings a wealth of experience not only in mining itself but also in public policy, government affairs and socially sustainable development to bear on Mineweb's largest market. She is Mineweb's Deputy Editor and Americas' Editor

Email: dorothy@mineweb.com

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